September 25, 2009

Mail Stop 3010

Mr. Lance B. Rosemore
President
PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, TX 75252

> **Re: PMC Commercial Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Form 14A**
> **Filed April 28, 2009**
> **File No. 001-13610**

Dear Mr. Rosemore:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 5. Market for Registrant's Common Equity, page 22

1.   Please explain to us the purpose of the special dividend per share declared in the
        fourth quarter of 2008. To the extent you declare special dividends in the future,
        please include a similar explanation in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition … page 25

Operating Activities, page 43

2.   We note your use of "Modified Cash," which is a non-GAAP financial measure.
        Please provide the disclosure required by Item 10(e) of Regulation S-K.

Dividends, page 49

3.   We note that net income per share in 2008 was less than dividends per share.
        Please tell us how you funded distributions in 2008. To the extent you fund future
        distributions from sources other than cash flows from operations, please confirm
        that you will disclose all sources of distribution payments and quantify the
        amounts paid from each source.

Notes to Consolidated Financial Statements, page F-9

Note 2. Variable Interest Entities, page F-12

4.   Please provide us with your analysis under FIN 46(R) to explain how you
        determined that the entity holding the Junior Subordinated Notes and the
        subsidiary owning the hotel property are variable interest entities. In addition,
        please explain to us how you determined that you are not the primary beneficiary,
        including significant judgments and assumptions made and whether you have
        provided financial or other support to the VIEs during the periods presented.
        Please also tell us the carrying amount of assets and liabilities in your
        consolidated balance sheet that relate to the VIEs and your maximum exposure to
        loss as a result of your involvement with the VIEs. To the extent material, please
        incorporate these disclosures in all future filings. Refer to Appendix C of FSP
        No. FAS 140-4 and FIN 46(R)-8.

Note 3. Loans Receivable, net, page F-13

5.   We note that you have $4.9 million and $8.3 million of loans that were impaired
        as of December 31, 2008 and June 30, 2009, respectively, but you only recorded
        allowances of $480 thousand and $672 thousand as of these dates, respectively.

Please tell us how you determined that your reserve is adequate, and whether the allowance is determined based solely upon specific identification or if you have a general reserve under SFAS 5.

Note 17. Supplemental Disclosures of Cash Flow Information, page F-26

6. In future filings, please disclose the amounts of income taxes paid by your consolidated TRSs and interest paid for all periods presented. Refer to paragraph 29 of SFAS 95.

Exhibits

7. We note that the exhibit index does not include the separation agreement and consulting agreement with Mr. Rosemore. Please tell us why you do not believe these agreements are required to be included in accordance with Item 601 (b)(10)(iii) of Regulation S-K.

Exhibit 31

8. Please remove the title of the certifying officer in the introductory paragraph as this certification is to be made in a personal capacity. Also, please revise paragraph 5(a) to include the phrase "and material weaknesses" after "all significant deficiencies."   Further, please remove the word "quarterly" from the third paragraph in the certification for Mr. Berlin. Please file the revised certifications in an amendment to your Form 10-K. Similarly, amend your Forms 10-Q for the periods ended March 31 and June 30, 2009 to include the appropriate language in your certifications.

Definitive Proxy Statement on Schedule 14A filed April 28, 2009

General, page 10

9. We note that you review compensation paid to executive officers of your peer group. Please identify the peer group companies used in making your compensation decisions. See Item 402(b)(2)(xiv) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief